Third Quarter Report

Union Bankshares, Inc.

September 30, 2013

NASDAQ: UNB

November 7, 2013

DEAR SHAREHOLDER,

We are pleased to report our financial results for the quarter ended September 30, 2013. Net income for the quarter was $2.1 million, or $0.47 per share, compared to $2.0 million, or $0.44 per share for the comparable quarter in 2012. Year to date earnings for 2013 were $5.6 million, or $1.26 per share, compared to $4.6 million, or $1.04 per share, for 2012. Thus far, for the first nine months of the year, we are running 21% ahead of the same period last year.

Total assets for the quarter ended September 30, 2013 were $574.7 million compared to $582.9 million for the same period in 2012. As a reminder, in December of 2012 we undertook a modest deleveraging of our balance sheet, paying off approximately $11.0 million in borrowed funds. Total loans grew to $476.1 million as of September 30, 2013 from $464.7 million as of September 30, 2012. The increase is attributable to strong residential loan demand during the last quarter of 2012 and the first nine months of 2013, and solid demand for construction and commercial real estate loans. We continue to manage interest rate risk by selling the majority of the fifteen and thirty year residential mortgage loans originated. Our total deposits reached $507.3 million compared to the prior year of $504.8 million. Your Company had total capital of $46.7 million with a book value per share of $10.47 as of September 30, 2013 compared to $42.1 million and $9.45 per share at September 30, 2012.

Results for 2013 thus far reflect a year to year increase in net interest income of $220 thousand, a decrease in the provision for loan losses of $280 thousand, and a decrease in noninterest expenses of $1.4 million. These improvements were partially offset by a decrease in noninterest income year over year of $497 thousand. The gain on the sale of residential real estate loans was $1.8 million for the nine months ended September 30, 2013 compared to $2.4 million for the same period in 2012. Our sold loan volume is higher in 2013 compared to 2012, however the margins on these sales have decreased year over year due to market conditions. Noninterest expenses decreased year over year primarily due to a reduction of $1.2 million in pension and employee benefits as a result of freezing the defined benefit pension plan as of October 5, 2012 and a decrease in Other Expenses of $301 thousand, which was mainly due to the $491 thousand decrease in the expense of Other Real Estate Owned.

We are pleased with the performance of our loan portfolio. Our past due and non-accrual loans are lower both as a percentage of assets and in actual dollars. As a result, the costs associated with credit losses are down compared to last year. Notably, our net loan losses were $114 thousand for the nine months ended 2013 compared to $180 thousand for the same period in 2012. Likewise, the cost to carry bank owned properties, otherwise known as OREO Expense, was down considerably year over year, from $579 thousand in 2012 compared to $88 thousand in 2013. The reasons for this are a modestly improving economy, sound underwriting, and diligent collection efforts. Improvement in this area obviously improves our bottom line performance.

The economy in our market area is a bit of a mixed bag, with mostly positive news. The real estate market has seen some improvement, though this improvement is stronger to weaker, from West to East in our market area. The same can be said for the economy as a whole, with Franklin, Chittenden, and Lamoille Counties seeing significant improvements, while Caledonia,

continued

Grafton, and Coos Counties are not yet benefiting as much from the improving national economy. The important tourism sector of our local economy appears to be thriving. A very good winter season was joined by an excellent summer and fall season, which is just what the industry needed. It seems like quite a long time since we have sensed such optimism among travel and tourism business owners. Other sectors such as construction also seem to be improving, with the same West to East phenomenon mentioned above. Overall it is fair to observe that the local economy is better now than the same time last year. This is good for our Company.

During this quarter the financial regulatory community published final rules on Basel III Capital Standards, a topic much discussed in this forum previously. The community banking sector was spared some of the most painful portions of the previously proposed Capital Standards. We have modeled our balance sheet to the new capital standards and find that we will continue to be considered "well capitalized" when the new capital standards are fully implemented. With this clarity available, your directors considered our earnings and dividend payout ratio and voted to issue a dividend of 26 cents per share to shareholders of record on October 26, 2013 and payable on November 7, 2013. This reflects a one cent per share, or 4%, increase from the previous dividend. Enclosed please find your dividend check or advice of deposit.

Sincerely,

Kenneth D. Gibbons
Chairman

David S. Silverman
President & CEO

UNION BANK OFFICES

(ATMS AT ALL BRANCH LOCATIONS)

VERMONT

DANVILLE
421 Route 2 East
802-684-2211

FAIRFAX
Jct. Rtes. 104 & 128
802-849-2600

HARDWICK
103 VT Rte. 15
802-472-8100

JEFFERSONVILLE
44 Main St.
802-644-6600

JOHNSON
198 Lower Main St.
802-635-6600

LYNDONVILLE
183 Depot St.
802-626-3100

MORRISVILLE
20 Lower Main St.
802-888-6600

65 Northgate Plaza
Route 100
802-888-6860

ST. ALBANS
15 Mapleville Depot
802-524-9000

ST. JOHNSBURY
364 Railroad St.
802-748-3131

325 Portland St.
802-748-3121

S. BURLINGTON
Loan Center
30 Kimball Ave.
802-865-1000

STOWE
47 Park St.
802-253-6600

NEW HAMPSHIRE

GROVETON
3 State Street
603-636-1611

LITTLETON
263 Dells Road
603-444-7136

76 Main Street
603-444-5321

N. WOODSTOCK
155 Main Street
603-745-2488

ABOUT UNION BANKSHARES

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and northwestern New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank operates 16 banking offices, a loan center and 33 ATMs.

Union Bank is committed to the communities it serves, and encourages employee participation in community events and charitable services. The growing asset base of over $574 million provides the financial strength to successfully serve its constituents.

Union Bank has consistently been recognized for our Community Reinvestment efforts and for our performance in residential lending to borrowers of all income levels. The US Small Business Administration has designated Union Bank as a Preferred Lender.

SHAREHOLDER ASSISTANCE AND INVESTOR INFORMATION

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact JoAnn Tallman, Assistant Secretary at 802-888-6600 or contact our Transfer Agent at the address and phone number listed below:

Transfer Agent: Registrar & Transfer Company
Attn: Stock Transfer Department
10 Commerce Drive
Cranford, NJ 07016

Phone: 800-368-5948
Fax: 908-497-2318
E-mail: info@rtco.com

NASDAQ Stock Market

Ticker Symbol:	UNB
Corporate Name:	Union Bankshares, Inc.
Corporate Address:	20 Lower Main Street PO Box 667 Morrisville, VT 05661-0667
Investor Relations:	www.UnionBankVT.com

Union Bankshares, Inc.

Third Quarter Financial Report

DIRECTORS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

DIRECTORS – UNION BANK

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

OFFICERS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman
David S. Silverman—President & CEO
Marsha A. Mongeon—Vice President/Treasurer/CFO
Jeffrey G. Coslett—Vice President
John H. Steel—Secretary
JoAnn A. Tallman—Assistant Secretary

REGIONAL ADVISORY BOARDS

NORTHERN NEW HAMPSHIRE

Joel S. Bourassa
Stanley T. Fillion
Schuyler W. Sweet
Norrine A. Williams

ST. ALBANS

Steven J. Bourgeois
Coleen K. Kohaut
Daniel J. Luneau
Samuel H. Ruggiano

ST. JOHNSBURY

Michael R. Barrett
Dwight A. Davis
Rosemary H. Gingue
Justin P. Lavely
Alexandra S. Maclean
Mary K. Parent

ALL: David S. Silverman

OFFICERS – UNION BANK

Tracy Pierce Ash—Assistant Treasurer	Littleton
Diana M. Ashley—Assistant Treasurer	Fairfax
Rhonda L. Bennett—Vice President	Morrisville
Sherrie A. Bull—Vice President	Morrisville
Stacey L.B. Chase—Assistant Vice President	Morrisville
Barbara J. Churchill—Assistant Treasurer	Morrisville
Everett C. Comstock—Assistant Treasurer	Morrisville
Jeffrey G. Coslett—Senior Vice President	Morrisville
John A. Currier—Assistant Vice President	Groveton
Michael C. Curtis—Vice President	St. Albans
Jennifer M. Degree—Assistant Treasurer	Morrisville
Ronald C. Dion—Assistant Treasurer	Morrisville
Jessica Eastman—Assistant Vice President	So. Burlington
Kenneth D. Gibbons—Chairman	Morrisville
Don D. Goodhue—Vice President	Morrisville
Melissa A. Greene—Vice President	Hardwick
Paul E. Grogan—Facilities Officer	Morrisville
Karyn J. Hale—Vice President	Morrisville
Claire A. Hindes—Vice President	Morrisville
Robert D. Hofmann—Senior Vice President	Morrisville
Patricia N. Hogan—Senior Vice President	Morrisville
Tracey D. Holbrook—Regional Vice President	St. Johnsbury
Lura L. Jacques—Asst. VP, Trust Officer	St. Albans
Lynne P. Jewett—Vice President	Morrisville
Stephen H. Kendall—Senior Vice President	Morrisville
Susan F. Lassiter—Vice President	Jeffersonville
Christine S. Latulip—Regional Vice President	Littleton
R. Ryan Leap—Senior Vice President	Morrisville
Edward L. Levite—Senior Loan Originator	So. Burlington
Carrie R. Locklin—Assistant Vice President	Morrisville
Bonnie J. Losty—Vice President	Morrisville
John L. Malm—Vice President	Littleton
Robyn A. Masi—Vice President	Stowe
Marsha A. Mongeon—Sr. Vice President, CFO	Morrisville
Samantha A. Norrie—Assistant Treasurer	Littleton
Karen Carlson Noyes—Vice President	Morrisville
Barbara A. Olden—Vice President	St. Johnsbury
Deborah J. Partlow—Asst. VP, Sr. Trust Officer	Morrisville
Bradley S. Prior—Assistant Vice President	Morrisville
Craig S. Provost—Vice President	Stowe
Robert J. Richardson—Vice President	Morrisville
Lesley S. Russ—Assistant Treasurer	Morrisville
David S. Silverman—President & CEO	Morrisville
Judy R. Smith—Vice President	St. Albans
John H. Steel—Secretary	Morrisville
Curtis C. Swan—Assistant Vice President	St. Albans
JoAnn A. Tallman—Assistant Secretary	Morrisville
Melyssa S. Whitcomb—Assistant Treasurer	Lyndonville
Lori J. Wiggett —Assistant Treasurer	No. Woodstock
Martha J. Wilkins—Assistant Treasurer	St. Johnsbury
Lorraine G. Willett—Assistant Vice President	Morrisville
Anita D. Woodcock—Vice President	Morrisville

CONSOLIDATED BALANCE SHEETS (unaudited, in thousands)

ASSETS	September 30, 2013	September 30, 2012
Cash and due from banks	$4,032	$4,207
Federal funds sold & overnight deposits	12,377	30,873
Interest bearing deposits in banks	19,562	19,634
Investment securities	36,740	35,057
Loans held for sale	4,221	15,318
Loans, net	471,855	449,341
Reserve for loan losses	(4,773)	(4,556)
Premises and equipment, net	10,769	10,328
Other real estate owned, net	483	1,451
Accrued interest & other assets	19,404	21,262
Total Assets	**$574,670**	**$582,915**
LIABILITIES & SHAREHOLDERS' EQUITY		
Noninterest bearing deposits	$88,723	$79,244
Interest bearing deposits	265,225	277,504
Time deposits	153,401	148,068
Borrowed funds	14,190	25,756
Accrued interest & other liabilities	6,449	10,223
Common stock	9,855	9,848
Additional paid-in capital	360	293
Retained earnings	43,034	39,688
Accumulated other comprehensive loss	(2,687)	(3,873)
Treasury stock at cost	(3,880)	(3,836)
Total Liabilities & Shareholders' Equity	**$574,670**	**$582,915**

Standby letters of credit were $1,621,000 and $2,006,000 at September 30, 2013 and 2012, respectively.

CONSOLIDATED STATEMENTS OF INCOME (unaudited, in thousands)

	Sept. 30, 2013	Sept. 30, 2012	Sept. 30, 2013	Sept. 30, 2012
	(3 months ended)		(9 months ended)	
Interest income	$6,232	$6,355	$18,248	$18,736
Interest expense	609	815	1,870	2,578
Net interest income	**5,623**	**5,540**	**16,378**	**16,158**
Provision for loan losses	95	150	230	510
Net interest income after provision for loan losses	**5,528**	**5,390**	**16,148**	**15,648**
Trust income	155	154	472	460
Noninterest income	2,031	2,734	5,990	6,499
Noninterest expenses:				
Salaries & wages	2,320	2,235	6,712	6,704
Pension & employee benefits	596	968	1,917	3,083
Occupancy expense, net	249	252	871	881
Equipment expense	385	396	1,199	1,082
Other expenses	1,546	1,894	4,798	5,099
Total	5,096	5,745	15,497	16,849
Income before taxes	**2,618**	**2,533**	**7,113**	**5,758**
Income tax expense	545	552	1,506	1,112
Net income	**$2,073**	**$1,981**	**$5,607**	**$4,646**
Earnings per share	**$0.47**	**$0.44**	**$1.26**	**$1.04**
Book value per share			**$10.47**	**$9.45**